Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2024

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of September 30, 2024

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2024	December 31, 2023
Assets

CURRENT ASSETS:
Cash and cash equivalents	35,443	17,261
Short-term deposits	97,655	124,759
Trade accounts receivable	7,217	14,642
Prepaid expenses and other current assets	3,000	4,196
Inventories	11,737	13,836
TOTAL CURRENT ASSETS	155,052	174,694

LONG-TERM ASSETS:
Property and equipment, net	2,889	2,954
Operating lease right-of-use assets	6,460	2,202
Intangible assets	4,937	-
Goodwill	1,847	-
Other assets	702	708
TOTAL LONG-TERM ASSETS	16,835	5,864
TOTAL ASSETS	171,887	180,558

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2024	December 31, 2023
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	4,069	4,950
Accrued compensation	4,662	4,257
Current maturities of operating leases liabilities	2,825	1,766
Other current liabilities	7,350	4,958
TOTAL CURRENT LIABILITIES	18,906	15,931

LONG-TERM LIABILITIES:
Forfeiture shares, no par value: 359,375 and 1,006,250 shares authorized, issued and outstanding as of September 30, 2024 and December 31, 2023	-	38
Non-current operating leases liabilities	3,598	190
Earnout liability	2,328	-
Other long-term liabilities	66	95
TOTAL LONG-TERM LIABILITIES	5,992	323
TOTAL LIABILITIES	24,898	16,254

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value: 700,000,000 shares authorized as of September 30, 2024, and as of December 31, 2023; 106,288,694 and 98,876,266 (excluding 359,375 and 1,006,250 shares subject to forfeiture) shares issued and outstanding as of September 30, 2024 and as of December 31, 2023, respectively	49	49
Additional paid-in capital	353,542	341,591
Accumulated deficit	(206,602)	(177,336)
TOTAL SHAREHOLDERS’ EQUITY	146,989	164,304
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	171,887	180,558

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
REVENUES	41,194	62,221	16,038	14,166
COST OF REVENUES	(16,990)	(23,156)	(6,993)	(5,828)
GROSS PROFIT	24,204	39,065	9,045	8,338

OPERATING EXPENSES:
Research and development expenses	(30,415)	(39,540)	(10,309)	(13,419)
Sales and marketing expenses	(13,636)	(13,330)	(4,880)	(4,015)
General and administrative expenses	(12,793)	(11,376)	(5,825)	(3,843)
Change in earnout liability	(292)	-	(264)	-
TOTAL OPERATING EXPENSES	(57,136)	(64,246)	(21,278)	(21,277)
OPERATING LOSS	(32,932)	(25,181)	(12,233)	(12,939)
Change in fair value of Forfeiture Shares	38	1,618	3	89
Financial income, net	3,659	1,160	1,885	368
LOSS BEFORE INCOME TAXES	(29,235)	(22,403)	(10,345)	(12,482)
INCOME TAXES	(52)	(61)	(14)	(16)
LOSS AFTER INCOME TAXES	(29,287)	(22,464)	(10,359)	(12,498)
EQUITY IN EARNINGS OF INVESTEE	21	13	4	6
NET LOSS	(29,266)	(22,451)	(10,355)	(12,492)
Basic and diluted net loss per ordinary share	(0.28)	(0.22)	(0.10)	(0.12)
Weighted average number of shares and vested RSUs used in computing net loss per ordinary share	105,075,212	101,659,653	106,098,703	102,216,654

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Nine months ended September 30, 2024
	Ordinary shares			Additional paid-	Accumulated
	Shares		Amount	in capital	Deficit	Total

Balance as of January 1, 2024	(*)	103,154,396	49	341,591	(177,336)	164,304
Exercise of options and vesting of RSUs		3,134,298	-	692	-	692
Stock based compensation		-	-	11,259	-	11,259
Net loss for the period		-	-	-	(29,266)	(29,266)
Balance as of September 30, 2024	(**)	106,288,694	49	353,542	(206,602)	146,989

	Nine months ended September 30, 2023
	Ordinary shares			Additional paid-	Accumulated
	Shares		Amount	in capital	Deficit	Total

Balance as of January 1, 2023	(*)	98,876,266	49	325,067	(157,675)	167,441
Exercise of options and vesting of RSUs		3,744,875	-	1,265	-	1,265
Stock based compensation		-	-	11,517	-	11,517
Net loss for the period		-	-	-	(22,451)	(22,451)
Balance as of September 30, 2023	(*)	102,621,141	49	337,849	(180,126)	157,772

	Three months ended September 30, 2024
	Ordinary shares			Additional paid-	Accumulated
	Shares		Amount	in capital	Deficit	Total

Balance as of July 1, 2024	(*)	105,574,104	49	349,726	(196,247)	153,528
Exercise of options and vesting of RSUs		714,590	-	56	-	56
Stock based compensation		-	-	3,760	-	3,760
Net loss for the period		-	-	-	(10,355)	(10,355)
Balance as of September 30, 2024	(**)	106,288,694	49	353,542	(206,602)	146,989

	Three months ended September 30, 2023
	Ordinary shares			Additional paid-	Accumulated
	Shares		Amount	in capital	Deficit	Total

Balance as of July 1, 2023	(*)	101,843,066	49	333,862	(167,634)	166,277
Exercise of options and vesting of RSUs		778,075	-	279	-	279
Stock based compensation		-	-	3,708	-	3,708
Net loss for the period		-	-	-	(12,492)	(12,492)
Balance as of September 30, 2023	(*)	102,621,141	49	337,849	(180,126)	157,772

(*)	Excluding 1,006,250 Forfeiture Shares
(**)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(29,266)	(22,451)	(10,355)	(12,492)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	1,758	1,193	823	400
Stock-based compensation	11,259	11,517	3,760	3,708
Exchange rate differences	1,353	3,652	87	1,379
Interest on short-term deposits	605	(367)	(312)	22
Change in fair value of Forfeiture Shares	(38)	(1,618)	(3)	(89)
Change in earnout liability	292	-	264	-
Reduction in the carrying amount of ROU assets	1,619	1,464	896	478
Equity in earnings of investee, net of dividend received	21	13	4	6

Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	7,719	3,854	2,804	8,429
Prepaid expenses and other current assets	1,285	1,046	977	643
Inventories	4,675	6,914	2,274	2,115
Other assets	(7)	(6)	(73)	(40)
Trade accounts payable	(1,097)	(4,169)	738	2,779
Accrued compensation	537	(654)	422	354
Other current liabilities	2,150	(1,433)	1,532	(1,217)
Change in operating lease liabilities	(1,487)	(1,251)	(865)	(392)
Other long-term liabilities	(29)	73	(9)	5
Net cash provided by (used in) operating activities	1,349	(2,223)	2,964	6,088

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(103,662)	(173,342)	(16,443)	(64,189)
Maturities of short-term deposits	129,418	166,757	25,380	47,803
Purchase of property and equipment	(987)	(1,099)	(722)	(180)
Cash paid for business combination, net of cash acquired (note 3)	(7,800)	-	-	-
Net cash provided by (used in) investing activities	16,969	(7,684)	8,215	(16,566)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options	692	1,265	56	279
Net cash provided by financing activities	692	1,265	56	279

Effect of exchange rate changes on cash and cash equivalents	(828)	(196)	(498)	(25)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,182	(8,838)	10,737	(10,224)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	17,261	20,024	24,706	21,410
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	35,443	11,186	35,443	11,186

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	102	262	39	10
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	309	125	309	-
Fair value of earnout liability assumed in business combination	2,036	-	-	-
Operating lease liabilities arising from obtaining operating right-of-use assets	5,412	469	579	33

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of September 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Please also refer to Note 1(c) in the consolidated financial statement for the year ended December 31, 2023.

Valens is a leading provider of semiconductor products (chips), operates in the Audio-Video and Automotive industries, renowned for its Physical Layer (PHY) technology, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the audio-video space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity technology for high bandwidth transmission of native interfaces over a single low-cost wires and connectors. Valens’ advanced PHY technology for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern and Central Israel, to which the Israel Defense Forces have responded. In addition, both Hezbollah and the Houthi movement have attacked military and civilian targets in Northern Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement has attacked international shipping lanes in the red sea. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel has responded. How long and how severe the current conflict in Gaza, Northern Israel, Lebanon or the broader region becomes is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date our operations and financial results have not been materially affected. We expect that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on our business results in the short term. However, since this is an event beyond our control, its continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The results of operations for the nine and three months ended September 30, 2024 are not necessarily indicative of the results to be expected for the full year ending December 31, 2024. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2023.

The carrying value of cash and cash equivalents, accounts receivables, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2023 other than as stated below.

b.	Business combination

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired and the liabilities assumed in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash and earn out payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

c.	Intangible assets

Goodwill

Goodwill reflects the excess of the consideration transferred at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired company and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period. The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

The Company determines the fair value of its reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

The Company’s goodwill is tested for impairment at least on an annual basis and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The goodwill identified in Acroname’s acquisition is assigned to the Audio Video segment (which was recorded in the acquisition of Acroname). The goodwill is deductible for tax purposes.

Other Intangible Assets

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of core technology is recorded under cost of revenues. Amortization of customer relationships is recorded under sales and marketing expenses.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	New Accounting Pronouncements

New accounting pronouncements effective in future periods:

Improvements to Reportable Segments Disclosures

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting–Improvements to Reportable Segments Disclosures (Topic 280)” to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss; (2) require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition; (3) require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (4) clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures; and (5) require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure or measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740)–Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The amendments in this ASU require that public entities, on an annual basis, disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also requires that all entities disclose, on an annual basis, (1) the amount of income taxes paid disaggregated by federal, state, and foreign taxes, (2) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid, (3) income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign, and (4) income tax expense or benefit from continuing operations disaggregated by federal, state, and foreign. For the Company, the amendments in this “ASU are effective for annual periods beginning after December 15, 2025, and should be applied on a prospective basis with the option to apply retrospectively. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of the adoption of these amendments on its consolidated financial statements.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION

On May 31, 2024 (The “Closing date”), the Company closed a purchase transaction with the shareholders of Acroname Inc. (“Acroname”), a US company specializing in advanced automation and control technologies, to acquire 100% of its equity, for a total cash consideration of $9.1 million, of which $1.3 in consideration of the amount of cash held by Acroname at closing. In addition, the Company shall be obligated to pay Acroname’s former shareholders earnout payments of up to $7.2 million in cash, of which payment of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining payment depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The following table summarizes the fair value of the consideration transferred to Acroname shareholders:

U.S. dollars in thousands
Cash payment	9,160
Fair value of earnout liability (*)	2,036
Total consideration	11,196

(*)	The Company recorded earn out liability in connection with its business combination at fair value on the acquisition date.

The results of operations of Acroname have been included in the consolidated financial statements since the Closing date. The amounts of revenues and net loss related to Acroname that are included in the Company’s consolidated statements of operations for the period starting from the Closing date to September 30, 2024, are $2,074 thousand and $113 thousand, respectively (including amortization of tangible and intangible assets in the amount of $372 thousands).

The Company accounted for the transaction in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations, and following the transaction, the Company consolidates all assets and liabilities included in the transaction in accordance with ASC 810, Consolidation.

In the second quarter of 2024, the Company incurred $0.4 million of acquisition-related costs. Such costs are included under General and administrative expenses in the consolidated statements of operations.

Accounting guidance provides that the allocation of the purchase price may be adjusted for up to one year from the date of the acquisition to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. The primary area of the purchase price allocation that is not yet finalized is related to intangible assets, inventory, certain tax matters and the related impact on goodwill.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION (continued):

The following table summarizes the purchase price allocation to the fair value of the assets acquired and liabilities assumed:

Allocation
of Purchase
Price
U.S. dollars in thousands

Cash and cash equivalents	1,360
Accounts Receivables	294
Inventory (1)	2,635
Other current assets	123
Property and equipment	25
Operating lease right-of-use assets	650
Core Technology (2)	4,653
Customer relationships (3)	597
Goodwill (4)	1,847
Total assets acquired	12,184
Operating leases liabilities	(650)
Other liabilities	(338)
Total liabilities assumed	(988)

Net assets acquired	11,196

(1)	The estimated fair value of the finished goods inventory was deriving from its cost value, as of the valuation date, with the addition of the gross profit of Acroname, and after deducting the direct selling expenses with relation to the inventory, and the marketing profit.

(2)	The acquired company is deemed to have an underlying technology of a value, through its continued use or re-use in many products or many generations of a singular product (a product family). The fair value of Core Technology was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Core Technology is amortized over a period of 5.6 years. The discount rate for Acroname’s technology was estimated at 25.3% reflecting the WACC.

(3)	The fair value of the Customer relationships was estimated by applying the income approach, specifically the distributor method. The Customer relationships are amortized over a period of 5.6 years. The discount rate for Acroname’s Customer relationships was estimated at 25.3% reflecting the WACC.

(4)	Goodwill is primarily related to the workforce, expected synergies such as potential cost savings in operations as a result of the business combination as well as potential future development of the mutual development projects. The goodwill is deductible for tax purposes. All of the $1,847 thousand of goodwill was assigned to Audio Video segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION (continued):

The following unaudited pro forma summary presents condensed consolidated information of the Company as if the business combination had occurred on January 1, 2023. The pro forma results below include the impact of certain adjustments related to the amortization of tangible and intangible assets, transaction-related costs, and the related income tax effects. This pro forma presentation does not include any impact from transaction synergies or any other material, nonrecurring adjustments directly attributable to the business combination.

	Unaudited Pro-forma
	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023

Revenues	44,038	66,615	16,038	15,471
Net loss	(28,957)	(23,966)	(10,260)	(12,611)

NOTE 4 - INVENTORIES:

	September 30, 2024	December 31, 2023
	U.S. dollars in thousands
Work in process	6,486	6,176
Finished goods	5,251	7,660
	11,737	13,836

Inventories write-downs amounted to $404 thousand and $619 thousand during the nine months ended September 30, 2024, and 2023, respectively. Inventories write-downs amounted to $104 thousand and $222 thousand during the three months ended September 30, 2024, and 2023, respectively. Inventories write-downs are recorded in cost of revenues.

NOTE 5 - LEASES:

During April 2024, the Company signed an amendment to the lease agreement for its office space in Hod Hasharon, Israel, regarding 5,500 square meters. The amendment extends the lease term through February 28, 2029. This amendment also provides the Company with an option to extend the lease period by additional two years until February 28, 2031.

The Company concluded that it is reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was included in determining the lease term.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - INTANGIBLE ASSETS:

The Identifiable intangible assets were recorded as follows (U.S. dollars in thousands):

	Useful Life (in Years)	Gross carrying amount as of the business combination date	Accumulated amortization for the period	Net carrying amount as of September 30, 2024
Core technology	5.58	4,653	277	4,376
Customer relationships	5.58	597	36	561
Total Intangible assets		5,250	313	4,937

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows:

Remainder of 2024	235
2025	941
2026	941
2027	941
2028 and thenafter	1,879
Total	4,937

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of September 30, 2024 and December 31, 2023 the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $6,132 thousand and $4,951 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreement for the license of development tools used by the development team. As of September 30, 2024, and December 31, 2023, the total value of non-paid amounts related to such agreements totaled to $3,130 thousand and $5,513 thousand, respectively.

b.	Legal proceedings

As of September 30, 2024, and to date, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

c.	On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident, that customer embedded in its product. The company identified and remedied the production process.

On September 10, 2024, the customer sent a cost claim letter in the amount of $2,346 thousand.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES: (continued):

As of September 30, 2024, the Company has recorded a relevant provision in its books, within its other current liabilities. The Company believes that it will be able to obtain reimbursement from its product liability insurance, however the Company has not yet recorded such as asset in its books.

NOTE 8 - OTHER CURRENT LIABILITIES:

	September 30, 2024	December 31, 2023
	U.S. dollars in thousands

Accrued vacation	3,162	2,820
Taxes payable	8	36
Estimated accrual for a certain batch production incident	2,346	-
Accrued expenses and other	1,834	2,102
	7,350	4,958

NOTE 9 - FORFEITURE SHARES:

a.	On September 29, 2021 (the “Closing Date”, please refer to note 1c of the financial statements as of December 31, 2023), 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing, please refer to note 1c of the financial statements as of December 31, 2023), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

On September 30, 2024, 646,875 Ordinary Shares were forfeited because the specified price targets were not met.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

	September 30, 2024	December 31, 2023
Stock price	2.20	2.45
Expected term (years)	1.00	0.75-1.75
Expected volatility	55.20%	30.95%-60.31%
Risk-free interest rate	3.98%	4.37%-5.03%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

		Nine months ended September 30, 2024	Year ended December 31, 2023
		U.S. dollars in thousands
Balance at beginning of period		38	1,751
Changes in fair value		(38)	(1,713)
Balance at end of the period	(*)	-	38

(*)	Less than $1 thousand

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 10 - EARNOUT LIABILITY

The Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by June 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The Company recorded earn out liability in connection with these payments at fair value on the acquisition date. The Company performed a Monte-Carlo simulation to calculate the fair value of earnout liability. The fair value of the earnout liability was computed using the following key assumptions: discount rate of 21.4%, expected term of 1.59-2.08 years, expected volatility of 55.71% and risk-free interest rate of 5.04%.

Each reporting period thereafter, the Company revalues the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

Each reporting period thereafter, the Company will revalue earnout liability and record the changes in the fair value in consolidated statements of operations. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the earnout liability.

The fair value of the earnout liability was computed using the following key assumptions:

September 30, 2024
Discount rate	20.1%-20.3%
Expected term (years)	1.25-1.75
Expected volatility	51.09%
Risk-free interest rate	3.90%

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Nine months ended September 30, 2024	Year ended December 31, 2023
	U.S. dollars in thousands
Fair value at the beginning of the year	-	-
Initial recognition of earnout liability	(2,036)	-
Change in fair value of earnout liability	(292)	-
Fair value at the end of the year	(2,328)	-

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION:

Stock Options

As of September 30, 2024, and December 31, 2023, the number of ordinary shares included in the Company’s option plans totaled to 35,874,244 and 30,666,212, respectively.

496,179 out of the outstanding options that have not yet vested as of September 30, 2024, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of September 30, 2024, the unrecognized compensation costs related to those unvested stock options are $615 thousand, which are expected to be recognized over a weighted-average period of 1.59 years.

The following is a summary of the status of the Company’s share option plan as of September 30, 2024:

	Nine months ended
	September 30, 2024
	Number of Options	Weighted- Average Exercise price
Options outstanding as of December 31, 2023	11,326,943	$0.97
Granted during the period	479,505	$2.36
Exercised during the period	(992,432)	$0.69
Forfeited during the period	(14,451)	$0.80
Options outstanding as of September 30, 2024	10,799,565	$1.06
Options exercisable as of September 30, 2024	10,093,859	$0.97

The following table summarizes information about stock options outstanding as of September 30, 2024:

Outstanding as of September 30, 2024					Exercisable as of September 30, 2024
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)

$0.15-$0.86	9,873,168	4.15	$0.80	13,830	9,622,746	4.10	$0.80	13,494
$1.87	3,313	6.28	$1.87	1	2,898	6.28	$1.87	1
$2.10-$2.13	72,273	5.45	$2.12	6	16,563	0.25	$2.10	2
$2.39-$2.40	425,269	6.29	$2.39	-	156,889	6.29	$2.39	-
$4.99	196,625	5.29	$4.99	-	127,096	5.29	$4.99	-
$5.36	140,000	4.75	$5.36	-	78,750	4.75	$5.36	-
$7.58	85,380	4.29	$7.58	-	85,380	4.29	$7.58	-
$9.07	3,537	4.21	$9.07	-	3,537	4.21	$9.07	-

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the nine months ended on September 30, 2024	For the nine months ended on September 30, 2023
Expected term	4-5	3-5
Expected volatility	57.53%-58.56%	48.35%-63.84%
Expected dividend rate	0%	0%
Risk-free rate	3.55%-3.92%	3.62%-4.21%

During the nine months period ended on September 30, 2024, 479,505 options were granted to related parties (please refer to Note 15 for further information).

As of September 30, 2024, the unrecognized compensation costs related to unvested stock options was $1,357 thousand, which are expected to be recognized over a weighted-average period of 1.17 years.

The weighted-average fair value of the options that were granted during the period ended September 30, 2024 was $2.36 at the grant date.

The total intrinsic value of options exercised during the period of nine months ended September 30, 2024 and 2023 was $1,939 and $8,905 thousand, respectively.

.

The following table presents the classification of the stock options expenses for the periods indicated:

	Nine months Ended September 30		Three months Ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Cost of revenue	132	140	44	44
Research and development	651	904	210	273
Sales and marketing	684	847	194	277
General and administrative	752	2,063	189	714
Total stock-based compensation	2,219	3,954	637	1,308

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of September 30, 2024, as well as changes during the period of nine months ended September 30, 2024:

	Number of RSUs	Weighted- Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	5,442,313	$5.26
Granted during the period	6,235,178	$2.17
Vested during the period	(2,141,866)	$4.99
Forfeited during the period	(469,199)	$3.48
Outstanding at the end of the period	9,066,426	$3.26

As of September 30, 2024, the unrecognized compensation cost related to unvested RSUs totaled to approximately $24,838 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.50 years.

During the nine months ended on September 30, 2024 871,061 RSU’s were granted to several related parties (please refer to Note 15 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands

Cost of revenue	580	442	194	154
Research and development	4,499	3,924	1,542	1,144
Sales and marketing	2,268	1,806	779	609
General and administrative	1,693	1,391	608	493
Total stock-based compensation-RSUs	9,040	7,563	3,123	2,400

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net income (loss) per ordinary share for the periods indicated:

	Nine months Ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Basic net loss per ordinary share
Numerator:
Net loss	(29,266)	(22,451)	(10,355)	(12,492)

Denominator:
Weighted average common shares and vested RSUs – basic and diluted	105,075,212	101,659,653	106,098,703	102,216,654
Basic and dilutive net loss per common share	(0.28)	(0.22)	(0.10)	(0.12)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been antidilutive:

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
Options	11,063,254	12,479,143	10,806,286	11,955,067
Restricted Stock Units	7,254,370	5,920,117	9,394,111	6,056,775
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	790,625	1,006,250	359,375	1,006,250

NOTE 13 - FINANCIAL INCOME, NET

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Foreign currency exchange differences	(972)	(3,652)	299	(1,379)
Interest income on short-term deposits	4,658	4,892	1,597	1,802
Other	(27)	(80)	(11)	(55)
Total financial income, net	3,659	1,160	1,885	368

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	For the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments, to make decisions about resources to be allocated to the segments and assess their performance. Assets’ information is not provided to the CODM and is not being reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

	Nine months ended on September 30, 2024
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	24,618	16,576	41,194
Gross profit	18,203	6,001	24,204
Research and development expenses	(17,348)	(13,067)	(30,415)
Sales and marketing expenses	(6,410)	(7,226)	(13,636)
General and administrative expenses	(5,816)	(6,977)	(12,793)
Change in earnout liability	(292)	-	(292)
Segment operating profit (loss)	(11,663)	(21,269)	(32,932)
Change in fair value of Forfeiture Shares			38
Financial income, net			3,659
Loss before taxes on income			(29,235)

Depreciation and Amortization expenses	1,067	691	1,758
Stock-based compensation	5,145	6,114	11,259

	Nine months ended on September 30, 2023
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	41,560	20,661	62,221
Gross profit	32,114	6,951	39,065
Research and development expenses	(20,144)	(19,396)	(39,540)
Sales and marketing expenses	(5,663)	(7,667)	(13,330)
General and administrative expenses	(5,724)	(5,652)	(11,376)
Segment operating profit (loss)	583	(25,764)	(25,181)
Change in fair value of Forfeiture Shares			1,618
Financial expenses, net			1,160
Loss before taxes on income			(22,403)

Depreciation and Amortization expenses	531	662	1,193
Stock-based compensation	4,861	6,656	11,517

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on September 30, 2024
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	9,371	6,667	16,038
Gross profit	6,592	2,453	9,045
Research and development expenses	(5,569)	(4,740)	(10,309)
Sales and marketing expenses	(2,470)	(2,410)	(4,880)
General and administrative expenses	(2,211)	(3,614)	(5,825)
Change in earnout liability	(264)	-	(264)
Segment operating profit (loss)	(3,922)	(8,311)	(12,233)
Change in fair value of Forfeiture Shares			3
Financial income, net			1,885
Loss before taxes on income			(10,345)

Depreciation and Amortization expenses	559	264	823
Stock-based compensation	1,721	2,039	3,760

	Three months ended on September 30, 2023
	Audio-Video	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	9,731	4,435	14,166
Gross profit	7,380	958	8,338
Research and development expenses	(9,050)	(4,369)	(13,419)
Sales and marketing expenses	(1,654)	(2,361)	(4,015)
General and administrative expenses	(1,968)	(1,875)	(3,843)
Segment operating profit (loss)	(5,292)	(7,647)	(12,939)
Change in fair value of Forfeiture Shares			89
Financial income, net			368
Loss before taxes on income			(12,482)

Depreciation and Amortization expenses	179	221	400
Stock-based compensation	1,574	2,134	3,708

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
	U.S. dollars in thousands
Israel	582	1,858	151	592
China	5,630	6,552	2,123	1,797
Hong Kong	3,878	5,415	2,304	1,281
Hungary	9,978	16,391	3,849	3,378
United States	6,669	4,424	2,207	983
Portugal	5,547	480	2,448	413
Germany	2,011	6,914	584	1,277
Mexico	1,358	5,863	173	1,554
Other	5,541	14,324	2,199	2,891
	41,194	62,221	16,038	14,166

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	September 30, 2024	December 31, 2023
Accounts Receivable	% of Account Receivable
Customer A	23%	11%
Customer B	14%	4%
Customer C	12%	3%
Customer D	9%	19%
Customer E	6%	11%
Customer F	5%	10%

	Nine months ended September 30		Three months ended September 30
	2024	2023	2024	2023
Revenues	% of Revenues
Customer D	16%	17%	23%	13%
Customer C	13%	1%	17%	3%
Customer F	8%	7%	10%	8%
Customer A	6%	12%	3%	17%
Customer G	7%	7%	3%	10%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

d.	Long-lived assets by Geography:

	September 30, 2024	December 31, 2023
	U.S. dollars in thousands
Domestic (Israel)	8,046	4,419
China	227	176
USA	696	139
Other	380	422
	9,349	5,156

NOTE 15 - RELATED PARTY TRANSACTIONS

During the nine months ended on September 30, 2024, the Company granted 479,505 stock options at a weighted average exercise price of $2.36 to several executive officers, and Board of Directors (“Board”) members of the Company.

In addition, during the nine months ended September 30, 2024 the Company granted 871,061 RSUs to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the nine months ended September 30, 2024 is $539 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $9,975 thousand, which is expected to be recognized over a 1-4-years vesting period.